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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
110

SEC FILE NUMBER
8- 50551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nighthawk Partners Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Sylvan Avenue
(No. and Street)

Englewood Cliffs	NJ	07632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven A. Lonsdorf — 201-944-2211 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtz Rubenstein Reminick LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven A. Lonsdorf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nighthawk Partners Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

DANIELLE D'ORAZIO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/27/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www.hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Stockholders
Nighthawk Partners Inc.

In planning and performing our audit of the financial statements and supplementary schedule of Nighthawk Partners Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention of those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holtz Rubenstein Reminick LLP

New York, New York
February 19, 2010

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www. hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholders
Nighthawk Partners Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Nighthawk Partners Inc. and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., SIPC and the Commodity Futures Trading Commission, solely to assist you and the other specified parties in evaluating Nighthawk Partners Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Nighthawk Partners Inc.'s management is responsible for Nighthawk Partners Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with the respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Holtz Rubenstein Reminick LLP

New York, New York
February 19, 2010

HOLTZ
RUBENSTEIN
REMINICK

NIGHTHAWK PARTNERS INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2009

NIGHTHAWK PARTNERS INC.

Contents

Year Ended December 31, 2009

HOLTZ
RUBENSTEIN
REMINICK

Financial Statements

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www.hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Report of Independent Registered Public Accounting Firm

To the Stockholders
Nighthawk Partners Inc.

We have audited the accompanying statement of financial condition of Nighthawk Partners Inc. as of December 31, 2009, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 of the Commodity Exchange Act (CEA). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nighthawk Partners Inc. as of December 31, 2009, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 of the Commodity Exchange Act (CEA). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein Reminick LLP

New York, New York
February 19, 2010

NIGHTHAWK PARTNERS INC.

Statement of Financial Condition

December 31, 2009

Assets		
Cash and Cash Equivalents	$	1,677,670
Accounts Receivable		1,303,585
Prepaid Expenses		3,963
Property and Equipment, net		42,562
Other Assets		15,442
Total Assets	$	3,043,222
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	200,438
Other liabilities		6,346
Deferred revenue		78,125
Total Liabilities		284,909
Commitments		
Stockholders' Equity:		
Common stock, no par value, 2,500 shares authorized and 350 shares issued and outstanding		1,447,797
Retained earnings		1,725,371
Accumulated other comprehensive loss		(414,855)
Total Stockholders' Equity		2,758,313
Total Liabilities and Stockholders' Equity	$	3,043,222

Statement of Income and Comprehensive Income

Year Ended December 31, 2009

Revenue:	
Management, incentive, and other fees	$ 3,219,030
Operating Expenses:	
Employee compensation and benefits	1,666,901
Other operating and administrative expenses	820,807
Total Operating Expenses	2,487,708
Income from Operations	731,322
Other Income:	
Dividend and interest income	644
Other income	49,709
Total Other Income	50,353
Income before Provision for Income Taxes	781,675
Provision for Income Taxes	-
Net Income	781,675
Other Comprehensive Income:	
Loss from defined benefit pension plan	(156,160)
Total Comprehensive Income	$ 625,515

See notes to financial statements.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2009

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance - January 1, 2009	$ 47,797	$ 2,443,696	$ (258,695)	$ 2,232,798
Comprehensive Net Income (Loss)	-	781,675	(156,160)	625,515
Contributions from Stockholders	1,400,000	-	-	1,400,000
Distributions to Stockholder	-	(1,500,000)	-	(1,500,000)
Balance - December 31, 2009	$ 1,447,797	$ 1,725,371	$ (414,855)	$ 2,758,313

See notes to financial statements.

NIGHTHAWK PARTNERS INC.

Statement of Cash Flows

Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net income	$ 781,675
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	28,921
Retirement benefit funding	(152,585)
Changes in operating assets and liabilities:	
Accounts receivable	501,715
Prepaid expenses	7,661
Other assets	(523)
Accounts payable and accrued liabilities	(567,910)
Other liabilities	(140,932)
Deferred revenue	78,125
Net Cash Provided by Operating Activities	536,147
Cash Flows from Investing Activities:	
Purchase of property and equipment	(5,536)
Net Cash Used in Investing Activities	(5,536)
Cash Flows from Financing Activities:	
Contributions from stockholders	1,400,000
Distributions to stockholder	(1,500,000)
Net Cash Used in Financing Activities	(100,000)
Net Increase in Cash and Cash Equivalents	430,611
Cash and Cash Equivalents - beginning of year	1,247,059
Cash and Cash Equivalents - end of year	$ 1,677,670
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

See notes to financial statements.

Notes to Financial Statements

Year Ended December 31, 2009

1. **Organization and Nature of Business**

Nighthawk Partners Inc. (the "Company") was incorporated under the laws of the State of New Jersey on January 23, 1997. The Company provides finder or introducer services to private investment funds (i.e., hedge funds) and their managers. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also is an introducing broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company does not carry securities accounts for customers, perform custodial functions related to customers' securities, or maintain customer funds and is therefore exempt from the reserve and possession of control requirements of Rule 15c3-3 of the SEC.

2. **Summary of Significant Accounting Policies**

Basis of accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

During the year ended December 31, 2009, the Company had amounts in excess of federally insured limits on deposit with a bank. The Company has not experienced any losses in such accounts, and management believes it is not subjected to any significant credit risk on its cash and cash equivalents. At December 31, 2009, the Company had cash on deposit not covered by FDIC insurance of $1,427,670.

Accounts receivable - Accounts receivable are carried at estimated net realizable value. Management believes that all accounts receivable as of December 31, 2009 are fully collectible. Accordingly, no reserve for bad debts exists at December 31, 2009.

Property and equipment- Property and equipment are stated at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. The cost of assets sold or otherwise disposed of and the accumulated depreciation and amortization thereon are eliminated from the accounts and the resulting gain or loss is reflected in income except for assets traded. Depreciation and amortization are provided on the straight-line basis over estimated useful lives ranging from 3 to 5 years.

Expenditures for maintenance and repairs are charged to operations as incurred.

Notes to Financial Statements

Year Ended December 31, 2009

Revenue recognition - The Company earns management, incentive, and other fees for introducing new investors principally to private investment funds and investment managers. Management, incentive, and other fees earned are computed based on the contractually agreed-upon portion of the fees charged by each manager to the investment funds.

Fair value of financial instruments - The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable approximate their fair market value due to the short term maturities of these instruments.

Income taxes - The Company, with the consent of it stockholders, has elected to be treated as an "S" corporation for federal and state income tax purposes. As such, the stockholders are required to include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, the financial statements do not include a provision for income taxes.

The Company's federal and state tax returns are subject to review and examination by the taxing authorities and any adjustments could offset the income tax liabilities of the individual partners.

Uncertain tax positions - Effective January 1, 2009, the Company adopted the provisions of Accounting for Uncertainty in Income Taxes ("*Uncertain Tax Position*"). *Uncertain Tax Position* prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under *Uncertain Tax Position*, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended December 31, 2009, and does not expect a material adjustment to be made.

Subsequent events - The Company evaluated all subsequent events from the date of the balance sheet through February 19, 2010, which represents the date these financial statements are available to be issued. There were no events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

3. Property and Equipment

Property and equipment consists of the following:

December 31, 2009	Estimated Useful Lives in Years	
Website	5	$ 22,000
Furniture and Fixtures	5	50,888
Machinery and Equipment	5	138,839
Leasehold Improvements	3	29,645
		241,372
Less Accumulated Depreciation and Amortization		198,810
		$ 42,562

Depreciation and amortization expense charged to operations for the year ended December 31, 2009 was $28,921.

Notes to Financial Statements

Year Ended December 31, 2009

4. Operating Leases

The Company leases office space and two vehicles under separate noncancelable operating leases. The leases expire during various periods through 2011. The following is a schedule of future minimum lease payments required under the noncancelable operating leases:

Year Ending December 31,		
2010	$	77,328
2011		55,874
	$	133,202

Net lease expense charged to operations for the year ended December 31, 2009 was $88,931.

5. Defined Benefit Pension Plan

Effective December 2006, the Company adopted a qualified defined benefit Cash Balance Plan covering substantially all employees. The benefits are based on a stated account balance. The Company's funding policy is to make contributions within the range allowable for federal income tax purposes. The Company recognizes the funded status of its defined benefit as an asset or liability in the statement of financial condition and recognizes changes in the funded status in the year in which the changes occur through accumulated other comprehensive income (loss) in the statement of financial condition.

The Plan was frozen in 2009 with no additional participants or benefit permitted.

The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:

December 31, 2009		
Benefit Obligation	$	(1,248,153)
Fair Value of Plan Assets		1,103,455
Liability for Pension Benefits Included in Accrued Liabilities	$	(144,698)

Year Ended December 31, 2009		
Components of Net Periodic Pension Cost:		
Interest cost	$	53,977
Expected return on plan assets		(46,783)
Amortization of actuarial loss		11,647
Net Periodic Pension Cost	$	18,841
Other Comprehensive Loss	$	156,160
Employer Contributions	$	784,122
Plan Participants' Contributions	$	-
Benefits Paid	$	-

Notes to Financial Statements

Year Ended December 31, 2009

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 4.52% and 0%, respectively. The expected long-term rate of return on assets was 4.50%.

The Company's pension plan weighted-average asset allocations at December 31, 2009 by asset category are as follows:

December 31, 2009	
Plan Assets:	
Asset category:	
Equity securities	4.0%
Cash equivalents	96.0%
Total	100.0%

The Company's target asset allocation as of December 31, 2009 by asset category, is as follows:

Asset category:	
Equity securities	0-20%
Debt securities	70-100%

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company does not expect to make any contributions to its defined benefit pension plan in 2010.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year Ending December 31,		
2010 – 2012	$	-
2013 – 2014	$	1,383,000

Each component of accumulated other comprehensive loss is as follows:

December 31, 2009

Defined Benefit Pension Plan:		
Net loss	$	(414,855)
Net prior service cost or credit		-
Net transition asset or obligation		-
Total	$	(414,855)

6. Defined Contribution Plan

The Company has a qualified 401(k) plan for employees. The Company is not required to make any matching or mandatory contribution to the plan. This plan includes a discretionary profit sharing provision. The Company's 2009 contribution to the plan, charged to operations, was $37,500.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17) and the National Futures Association (NFA) Rule 7001, which require the maintenance of minimum net capital of $45,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules provide that equity capital may not be withdrawn if, among other things, the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $1,392,761, which was $1,347,761 in excess of its required net capital. The Company's net capital ratio was 0.2 to 1.

8. Concentration of Risk

During 2009, sales to three customers approximated 46%, 26%, and 22% of revenues, respectively. At December 31, 2009, amounts included in accounts receivable by these customers were $826,733, $142,491, and $226,427, respectively.

Supplementary Information

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net Capital:	
Stockholders' equity	$ 2,758,313
Deductions and/or Charges:	
Non-allowable assets:	
Accounts receivable	1,303,585
Prepaid expenses	3,963
Fixed assets, net	42,562
Other assets	15,442
Total Deductions and/or Charges	(1,365,552)
Net Capital before Haircuts on Securities Position (Tentative Net Capital)	1,392,761
Haircuts on Securities	-
Net Capital	$ 1,392,761
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accrued expenses and other liabilities	$ 206,784
Deferred revenue	78,125
Total Aggregate Indebtedness	$ 284,909
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 45,000
Excess Net Capital	$ 1,347,761
Ratio: Aggregate Indebtedness to Net Capital	0.2 to 1

All other reports required under SEC Rule 15c-3 are not applicable to the Company.

Reconciliation of the Company's Computation of Net Capital and Form X-17A-5 as of December 31, 2009:

There are no material differences between the Company's computation of net capital in the schedule above and the Company's amended FOCUS report filed on February 19, 2010; therefore, a reconciliation pursuant to Rule 17a-5(d)(4) is not applicable.